Exhibit 99.1

LexinFintech Holdings Ltd. Expects Limited Impact from P2P Regulations and Raises Loan Origination Guidance

Institutional funding is at 70% of total new loan funding

SHENZHEN, China, Dec. 12, 2018 /PRNewswire/ — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (Nasdaq: LX), a leading online consumer finance platform for educated young adults in China, is issuing this press release with respect to the Shenzhen Internet Finance Association’s recent announcement on limiting P2P growth during the current compliance inspection period (the “Recent Announcement”).

The Company has been assessing the Shenzhen Internet Finance Association’s Recent Announcement on limiting P2P growth during the current compliance inspection period. The Recent Announcement is consistent with past announcements and frameworks established by the national regulatory authorities, Lexin strongly supports the government in its goal of creating a more orderly and disciplined P2P market, and believes that only an orderly and disciplined P2P market can have healthy and sustainable growth in the future.

The Recent Announcement was within the Company’s expectations which the Company has prepared for. Based on the Company’s current assessment, Lexin expects the impact to be limited to the Company’s operations. Lexin believes that it has been in compliance with the current regulatory frameworks and is well prepared to cope with the changes of regulatory frameworks as announced by the Shenzhen Internet Finance Association.

The Company has successfully diversified its sources of capital, and has consistently continued to achieve strong results in this area. In the year to date, Lexin has already worked with many of China’s largest financial institutions, and fully expects to be able to continue to grow the number of institutional funding partners.

Based on the Company’s current assessment of the potential impact of the Recent Announcement and its successful efforts in diversifying sources of capital, the Company expects total loan origination for the fourth quarter of 2018 to be approximately RMB19 billion to RMB20 billion.

“Currently our institutional funding has already reached over 70% of our funding for new loans, as we maintain our P2P balances at current levels,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “Our company continues to register strong growth, and we are fully confident in our unique operating model and funding sources as we enter 2019.”

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of users funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexinfintech.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexinfintech.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexinfintech.com

SOURCE LexinFintech Holdings Ltd.